 Exhibit 99.1

SNDL and IM Cannabis Complete SNDL's First International Export of Premium Dried Flower from Canada to Israel

CALGARY, AB and GLIL YAM, Israel, Sept. 15, 2022 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL" or the "Company"), Canada's largest regulated products platform, and IM Cannabis Corp. (Nasdaq: IMCC) (CSE: IMCC) ("IMC"), today announced that SNDL has completed its initial international export of approximately 167 kilograms of premium dried flower from Canada to Israel as part of its total commitment with IMC. SNDL and IMC have agreed to the aggregate export of 1,000 kilograms of high-quality dried flower products for processing and distribution in the Israeli medical cannabis market.

The expansion marks a significant milestone for SNDL as it enters the global market. "We are pleased with our partnership with IMC, one of Europe's most established and trusted medical cannabis companies," said Andrew Stordeur, President and Chief Operating Officer of SNDL. "SNDL plans to opportunistically expand the Company's premium inhalables footprint to international cannabis markets, and this initial endeavour strengthens our pursuits in both established medical markets and emerging global recreational markets."

For IMC, the completed export marks another major step forward in streamlining its expansive global operations that include Israel, Canada, and Germany. "The medical cannabis market in Israel has shifted towards premium and ultra-premium cannabis products. By forming an international partnership with SNDL, we are improving our global supply chain and enhancing our ability to provide the Israeli market with the high-quality products it has come to expect," said Oren Shuster, Chief Executive Officer of IM Cannabis.

SNDL views the international market as an emerging opportunity to increase revenue from its cannabis operations. The Company is optimistic that an increasing number of global markets will refine regulations, allowing for lower-barrier access to high-quality cannabis products produced by trusted suppliers from Canada.

About SNDL INC.

SNDL is a public company whose shares are traded on Nasdaq under the symbol "SNDL."

SNDL is the largest private sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, and Spiritleaf. SNDL is a licensed cannabis producer that uses state-of-the-art indoor facilities to supply wholesale and retail customers under a cannabis brand portfolio that includes Top Leaf, Sundial Cannabis, Palmetto, Spiritleaf Selects, and Grasslands. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

For more information on SNDL, please go to https://www.sndl.com/.

About IM Cannabis Corp.

IMC (NASDAQ: IMCC, CSE: IMCC) is a leading international cannabis company providing premium products to medical patients and adult-use recreational consumers. IMC is one of the very few companies with operations in Israel, Germany, and Canada, the three largest federally legal markets. The ecosystem created through its international operations leverages IMC's unique data-driven perspective and product supply chain globally. With its commitment to responsible growth and financial prudence, and the ability to operate within the strictest regulatory environments, IMC has quickly become one of the leading cultivators and distributors of high-quality cannabis globally.

In Israel, IMC imports and sells premium and ultra-premium medical cannabis, operating retail pharmacies, online platforms, distribution centres and logistical hubs through IMC Holdings Ltd. and its subsidiaries and affiliates, which enable safe delivery and quality control throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it also distributes cannabis to pharmacies for medical cannabis patients. In Canada, IMC operates through Trichome Financial Corp. and its subsidiaries Trichome JWC Acquisition Corp. and MYM Nutraceuticals Inc., where it cultivates and processes cannabis for the adult-use market at its Ontario and Nova Scotia facilities under the WAGNERS and Highland Grow brands. For additional information, please visit: https://imcannabis.com/.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This press release includes certain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), including statements regarding the plans, intentions, beliefs and current expectations of the Company and IMC with respect to future business activities and operating performance. Forward-looking information is often, but not always, identified by the use of words such as "seek", "may", "would", "could", "should", "will", "likely", "intend", "plan", "anticipate", "believe", "estimate", and "expect" or similar expressions and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the future export of cannabis from Canada to Israel; improvements in supply chain; enhancing the ability to provide high-quality cannabis products in Israel; expansion into global cannabis markets; and expectations for other economic, business, and/or competitive factors. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information.

Investors are cautioned that forward-looking information is not based on historical fact but instead reflects management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company and IMC believe that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company and IMC. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: regulatory and licensing risks; changes in consumer demand and preferences; changes in general economic, business and political conditions, including changes in the financial markets; the global regulatory landscape and enforcement related to cannabis, including political risks and risks relating to regulatory change; compliance with extensive government regulation; public opinion and perception of the cannabis industry. Readers are cautioned that the foregoing list of assumptions and risk factors are not exhaustive.

Any forward-looking information included in this press release is made as of the date of this press release.  The Company and IMC do not undertake any intention or obligation to update or revise any forward-looking information, except as required by applicable securities laws. Investors should not place undue reliance on forward-looking information. Forward-looking information contained in this press release are expressly qualified by this cautionary statement.

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SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2022/15/c9638.html

%CIK: 0001766600

For further information: Sophie Pilon, Investor Relations and Communications, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com; Maya Lustig, Investor Relations and Public Relations, IM Cannabis Corp., O: 972-54-677-8100, E: maya.l@imcannabis.com; Oren Shuster, CEO, IM Cannabis Corp., O: +972-77-3603504, E: info@imcannabis.com

CO: Sundial Growers Inc.

CNW 09:00e 15-SEP-22